Filed by Alpha Beta Netherlands Holding N.V.
Pursuant to Rule 425 under the Securities Act of 1933, and
deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934

Subject Companies:

NYSE Euronext

(Commission File No. 001-33392)

Deutsche Börse

May 12, 2011

Safe Harbour Statement

In connection with the proposed business combination transaction between NYSE Euronext and Deutsche Boerse AG, Alpha Beta Netherlands Holding N.V. (“Holding”), a newly formed holding company, has filed, and the SEC has declared effective on May 3, 2011, a Registration Statement on Form F-4 with the U.S. Securities and Exchange Commission (“SEC”) that includes (1) a proxy statement of NYSE Euronext that will also constitute a prospectus for Holding and (2) an offering prospectus of Holding to be used in connection with Holding’s offer to acquire Deutsche Boerse AG shares held by U.S. holders. Holding has also filed an offer document with the German Federal Financial Supervisory Authority (Bundesanstalt fuer Finanzdienstleistungsaufsicht) (“BaFin”), which was approved by the BaFin for publication pursuant to the German Takeover Act (Wertpapiererwerbs-und Übernahmegesetz), and was published on May 4, 2011.

Investors and security holders are urged to read the definitive proxy statement/prospectus, the offering prospectus and the offer document regarding the proposed business combination transaction because they contain important information. You may obtain a free copy of the definitive proxy statement/prospectus, the offering prospectus and other related documents filed by NYSE Euronext and Holding with the SEC on the SEC’s website at www.sec.gov. The definitive proxy statement/prospectus and other documents relating thereto may also be obtained for free by accessing NYSE Euronext’s website at www.nyse.com. The offer document is available at Holding’s website at www.global-exchange-operator.com.

This document is neither an offer to purchase nor a solicitation of an offer to sell shares of Holding, Deutsche Boerse AG or NYSE Euronext. The final terms and further provisions regarding the public offer are disclosed in the offer document that has been approved by the BaFin and in documents that have been filed with the SEC.

No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and applicable European regulations. Subject to certain exceptions to be approved by the relevant regulators or certain facts to be ascertained, the public offer is not being made directly or indirectly in or into any jurisdiction where to do so would constitute a violation of the laws of such jurisdiction, or by use of the mails or by any means or instrumentality (including without limitation, facsimile transmission, telephone and the internet) of interstate or foreign commerce, or any facility of a national securities exchange, of any such jurisdiction.

This announcement and related materials do not constitute in France an offer for ordinary shares in Holding. The relevant final terms of the proposed business combination transaction will be disclosed in the information documents reviewed by the competent European market authorities.

Participants in the Solicitation

NYSE Euronext, Deutsche Boerse AG, Holding and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from NYSE Euronext stockholders in respect of the proposed business combination transaction. Additional information regarding the interests of such potential participants will be included in the definitive proxy statement/prospectus and the other relevant documents filed with the SEC.

Forward-Looking Statements

This document includes forward-looking statements about NYSE Euronext, Deutsche Boerse AG, Holding, the enlarged group and other persons, which may include statements about the proposed business combination, the likelihood that such transaction could be consummated, the effects of any transaction on the businesses of NYSE Euronext or Deutsche Boerse AG, and other statements that are not historical facts. By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements are not guarantees of future performance and actual results of operations, financial condition and liquidity, and the development of the industries in which NYSE Euronext and Deutsche Boerse AG operate may differ materially from those made in or suggested by the forward-looking statements contained in this document. Any forward-looking statements speak only as at the date of this document. Except as required by applicable law, none of NYSE Euronext, Deutsche Boerse AG or Holding undertakes any obligation to update or revise publicly any forward-looking statement, whether as a result of new information, future events or otherwise.

DEUTSCHE BÖRSE GROUP

Annual General Meeting

of Deutsche Börse Aktiengesellschaft

Frankfurt/Main, 12 May 2011

Deutsche Börse Aktiengesellschaft, Annual General Meeting, 12 May 2011

FY/2010 – Positive Development Of Business Activity In Most

Areas

Xetra – Order book volume (€bn)1

Eurex – Number of contracts traded (m)

1,298

2,647

2,642

1,121

+16%

-22%

ISE

960

745

+12%

Eurex

1,687

1,897

2009

2010

2009

2010

Clearstream – Assets under custody (€tr)

MD&A – Sales revenue (€m)

10.3

10.9

224.6

+3%

188.5

+19%

Domestic

4.9

5.1

+8%

Inter-

5.4

5.8

national

2009

2010

2009

2010

1) Xetra ® and Floor

Deutsche Börse Aktiengesellschaft, Annual General Meeting, 12 May 2011

FY/2010 – Stable Revenues And Tight Cost Management

Resulted In Improved Earnings On An Adjusted Basis

Sales

revenue

Net interest

income

Earnings

Cash flow

+2%

-39%

Costs

EBIT

Net income

per share1

per share2

+4% / -8%3

-17% / +5%3

-16% / +5%3

-16% / +5%3

+18%

In € million

In €

2,061.7

2,106.3

5.07

4.31

1,647.1

1,711.1

3

3.883

3.71

3

1,039.73

1,091.03

1,245.2

3

1,147.1

2.67

690.23

721.53

2.25

637.8

527.8

496.1

417.8

97.4

59.4

2009

2010

2009

2010

2009

2010

2009

2010

2009

2010

2009 2010

2009 2010

1)

Basic earnings per share

2

2)

Basic operating cash flow per share

Adjusted

As reported

3)

Adjusted for ISE impairment (2009: €415.6m, 2010: €453.3m) and costs for efficiency programs (2009: €-13.7m, 2010: €110.7m)

Deutsche Börse Aktiengesellschaft, Annual General Meeting, 12 May 2011

Capital Management – Deutsche Börse Proposes

A Stable Dividend Of €2.10 For 2010

Dividend payout ratio and dividend

Dividend payout ratio

21% 25% 28% 49% 50% 51%138%56%2 54%3

Total dividend payout (€m)

49 61 74 210 330 403 390 390 390

2002 2003 2004 2005 2006 2007 2008 2009 2010

1) Net income adjusted for non-taxable book gain from sale of Clearstream office buildings (€120m)

2) Net income adjusted for ISE impairment; dividend payout ratio of 79% without adjustment

3) Net income adjusted for ISE impairment and costs for efficiency programs; dividend payout ratio of 93% without adjustment

Under its Capital Management Policy, Deutsche Börse from 2005 to 2008 completed the largest capital distribution program in the exchange industry (€2.9 billion, thereof €1.0 billion dividends and €1.9 billion share buybacks)

In 2009, Deutsche Börse implemented an interim holding for Clearstream (“ring fencing”) to strengthen the “AA” credit rating

Highly cash generative business model allowed for stable dividend in 2009 (€2.10 per share) despite difficult market environment

For 2010 Deutsche Börse proposes a stable dividend of €2.10 per share

Payout ratio of 54%3 adjusted for impairment and costs for efficiency programs

Deutsche Börse Aktiengesellschaft, Annual General Meeting, 12 May 2011

Q1/2011 – Best Quarter In Terms Of Earnings Per Share Since 2008

Sales revenue (€m) Total costs (€m)1 Earnings per share (€)1

519.2 564.4 504.3 518.4 558.6

298.8 356.0 287.0 769.3 271.3

271.0 274.0 274.1 328.0 257.7

0.95 1.19 0.92 0.82 1.20

0.84 0.87 0.87 -0.33 1.14

Q1 Q2 Q3 Q4 Q1

2010 2011

Q1 Q2 Q3 Q4 Q1

2010 2011

Q1 Q2 Q3 Q4 Q1

2010 2011

1) Adjusted for ISE impairment (Q4/2010: €453.3m), costs for efficiency programs (Q1/2010: €27.8m, Q2/2010: €82.0m, Q3/2010: €12.9m, Q4/2010: €-12.0m, Q1/2011: €3.4m) and merger related costs (Q1/2011: €10.2m)

Adjusted As reported

Deutsche Börse Aktiengesellschaft, Annual General Meeting, 12 May 2011

Operating Efficiency – Implementation Of Program To Optimize Processes And Costs Significantly Accelerated

Ramp -up cost measures (€m)

Program to optimize operational processes and

2010 2011E 2012E 2013E

costs across the Group has been significantly

Cost savings accelerated

150 150

The expected total cost savings will be fully realized

115 35

one year ahead of the original schedule: €115

million in 2011 (guidance was 2012) and €150

million in 2012 (guidance was 2013)

90

Total implementation costs for the program will

25

amount to around €150 million, of which €110.7

million were already booked in 2010; this compares

to an original estimate of up to €240 million

25

15

im plementation costs

Progress since announcement of the program:

Streamlining of the Group’s management

110.7

structure fully completed

Around 85% of the staff measures completed

through individual solutions as part of voluntary

Costs for efficiency programs

leaver schemes

5

Deutsche Börse Aktiengesellschaft, Annual General Meeting, 12 May 2011

Growth – Deutsche Börse’s Growth Strategy Is Defined Along

Four Growth Dimensions

Dimensions

Examples

1 Expand existing business

New trading technology (Optimise)

Functional service enhancements (e.g. co-location,

collateral re-use, LuxCSD)

Partnerships (e.g. OTC trade repository with BME)

2 Explore new product segments

Commodities (Xetra-Gold®), energy and emission rights (EEX)

OTC derivatives clearing (credit, interest rate and equity derivatives)

3 Tap new growth regions

Eastern Europe (e.g. opportunities in Russia)

Asia (e.g. KOSPI® future, SGX cooperation,

Sensex, Clearstream operations in Singapore)

South America (CETIP)

4 Expand value chain

Risk management services (e.g. GC Pooling®)

Order capturing (e.g. quote request functionality for

buy side RFQ-hub)

Investment decision services (e.g. algo news feeds)

1 Expand existing business

2 Explore new product segments

Existing Business

3 Tap new growth regions

4 Expand value chain

Deutsche Börse Group

NYSE Euronext sm

Creating a global exchange platform

Deutsche Börse And NYSE Euronext –

Creating The Premier Global Exchange Group

Strategically compelling

Creates compelling global derivatives platform bringing together complementary products

Deutsche Börse Aktiengesellschaft, Annual General Meeting, 12 May 2011

Largest capital raising venue in the world

Leading post-trade, risk management, market data & analytics, index and technology capabilities

Strong portfolio of leading brands (Deutsche Börse, NYSE Euronext, Eurex, Liffe, Clearstream, STOXX)

€400 million in full run-rate cost savings and at least €150 million revenue synergies expected through cross-selling and distribution opportunities as well as new and improved offerings

Financially attractive

Immediately accretive to earnings adjusted for implementation costs1

Increased exposure to attractive, high growth derivatives, clearing, risk management, post-trade, index and market data activities

Accelerates earnings growth and enhances earnings / cash flow profile

Shareholders: Superior value creation through enhanced growth profile and significant synergies

Investors: Creates deeper, more liquid and transparent markets

Long-term

Intermediaries: Im proved risk management, cost and capital efficiencies benefits to all

Issuers: Increases choice, visibility and global access

stakeholders

Creditors: Strong cash flow generation and credit profile

Employees:

Enhanced career opportunities across all locations of global exchange group

Regulators:

Global benchmark regulatory model while preserving national regulatory roles

1)

Deutsche Börse prepares its financial statements in accordance with IFRS while NYSE Euronext prepares its financial statements in accordance with US-GAAP. Adjusted earnings are derived from the combined projected earnings, before making adjustments to convert NYSE Euronext’s financial results from US-GAAP to IFRS, and have been adjusted to exclude one time deal costs, amortization of intangible assets and the expected one-off costs of achieving synergies. Adjusted earnings is not a measure recognized under IFRS or US-GAAP and, therefore, may not be comparable to similar measures presented by other companies.

Deutsche Börse Aktiengesellschaft, Annual General Meeting, 12 May 2011

Deutsche Börse And NYSE Euronext –

Leadership In Major Asset Classes And Services

Global derivatives, ADV (million) – 2010

US options volume contracts, ADV (million) – 2010

19.0

6.6

14.9

12.2

4.4

10.5

3.9

3.7

8.6

3.0

6.4

5.6

4.5

0.5

0.4

0.1

Domestic market capitalization of issuers (€ trillion) March 2011

Market data & technology revenue (€ million) – 2010

13.8

559

12.7

498

406

334

305

297

225

4.3

3.7

2.6

114

2.0

1.9

102

1.1

Source: Company filings, World Federation of Exchanges; Options Clearing Corporation; Futures Industry magazine Note: €/US$ 1.33, €/£ 0.86, €/SEK 9.54, €/S$ 1.81; €/C$ 1.33 (2010 averages); ADV = Average daily volume

Deutsche Börse Aktiengesellschaft, Annual General Meeting, 12 May 2011

Deutsche Börse And NYSE Euronext –

Total Expense Synergies Of €400 Million Clearly Identified

15 February 2011

Current

Levers for additional cost synergies (in bold)

€300 million

€400 million

Technology (+ €51 million):

One common trading and clearing infrastructure “CTAC”

Combination of networks

Technology Consolidation of U.S. data centers

€130 million

Eliminating overlapping IT functions where applicable

Technology Global sourcing and global delivery model

€79 million

Corporate Center (+ €30 million):

Further refinement of corporate functions in accordance with the

Corporate new, combined organization

Corporate €86 million

Leveraging global sourcing opportunities: supplier consolidation

€56 million Consolidate real estate portfolio

Market Operations (+ €15 million):

Implementation of a central European market operations hub for

Market Operations

Market Operations

cash, derivatives and clearing

€98 million

€113 million

Combination of business organizations in the U.S. and Europe,

i.e. sales and product development

Clearing (+ €4 million):

Clearing

Clearing

Accelerated cost avoidance due to NYSE Euronext stopping its

€67 million

€71 million

projects to build owned clearing capabilities

Deutsche Börse Aktiengesellschaft, Annual General Meeting, 12 May 2011

Deutsche Börse And NYSE Euronext –

Combination Has Access To Unique Growth Opportunities

Expected revenue synergies of at least €150 million annually, with full run-rate being achieved at end of year 3

Over 1/3 of revenue synergies from clearing alone

Derivatives and cash

Technology and

Clearing

Asian expansion

New asset classes

markets

MD&A

Clearing for

Increase turnover

Expanded client set

Listing venue of

Infrastructure in

European cash

from combining

for technology and

choice for attracting

place to drive

equities

equity and

data services

issuers globally

growth in new asset

derivatives liquidity

classes

Clearing for

Extension of

Leading presence in

European

pools

STOXX index

Asian markets

Emissions & Energy

derivatives

Cross-distribution in

franchise to U.S.

through existing

– Eurex / BlueNext /

European cash

market and globally

investments and

EEX

markets

Richer content for

technology

Agriculture and

agreements trading data and

other commodities –

analytics products

Attractive partner

Eurex and NYSE

Liffe

Quantified since announcement

Deutsche Börse Aktiengesellschaft, Annual General Meeting, 12 May 2011

Deutsche Börse And NYSE Euronext –

Leading Scale In The Exchange Industry

Net revenue (2010, € million)

4,115¹ 2,258 2,227 1,888 1,164 1,144 865 810 734 530 358

EBITDA (2010, € million)

2,0591 1,586 1,221 838 6522 600 589 577 527 303 225

Source: Company filings

Note: Adjusted for non-recurring items, LSE/TMX pro-forma; €/$ 1.33, €/S$ 1.81, €/AU$ 1.44, €/£ 0.86, €/HK$ 10.31, €/B$ 2.33; €/C$ 1.37 (averages for 2010)

1) Combined financials exclude synergy effects

2) IBES broker consensus

Deutsche Börse Aktiengesellschaft, Annual General Meeting, 12 May 2011

Deutsche Börse And NYSE Euronext – Combination Creates Immediate Value For Shareholders

Illustrative sensitivity analysis

Value drivers[1]		DB1 share @ 60%	NYX share @ 40%	Total	Per DB1 share[4]	Per NYX share[4]
Earnings power		€m	€m	€m	€	US$
2011 NYSE Euronext net income[2]				470		
2011 Deutsche Börse net income[2]				825		
Net income impact of full run-rate synergies[3]				402		
Pro forma NYX / DB1 net income		**1,018**	**679**	**1,697**	5.47	**3.76**
Equity value upside		€bn	€bn	€bn	€	US$
At current earnings multiple	13x	13.2	8.8	22.1	~71	~49
	14x	14.3	9.5	23.8	~77	~53
	15x	15.3	10.2	25.5	~82	~56
Dividend potential		€m	€m	€m	€	US$
Based on current NYX / DB1 payout	**~50%**	**509**	**339**	**848**	2.74	**1.88**

- Cost and revenue synergies increase earnings power of combined group and result in immediate value creation for shareholders
- Additional value creation through potential expansion of price earnings multiple

1) All estimates using IBES consensus. Figures converted at a €/$ exchange rate of 1.45 as of 6 May 2011
2) 2011E earnings determined by multiplying 2011E EPS by fully diluted shares outstanding (NYX: 262 million, DB1: 186 million)
3) Includes impact of run-rate synergies of €550 million taxed at a rate of 27%
4) Based on NYX fully diluted shares of 262 million and DB1 fully diluted shares of 186 million

13

Deutsche Börse Aktiengesellschaft, Annual General Meeting, 12 May 2011

Deutsche Börse And NYSE Euronext

–

Integration And Closing Processes Crossing Key Milestones

Regulatory process

Integration planning

☑

Conversations with over 100 policymakers

☑

Integration teams identified and project offices established

☑

Meetings with key government, regulatory and financial

constituents

☑

Further validation and quantification of synergies

☑

Draft Competition filing submitted to European Commission with pre-notification discussions ongoing

☑

Increasingly detailed roadmap for synergy

realization

☑

Working cooperatively with U.S. Department of Justice to resolve any outstanding questions by summer

☑

Position mapping and relationship building ongoing

at senior management level

☑

4 College of Regulators meetings scheduled

☑

Developing strategy for IT infrastructure and development

☑

Initial meeting with the Committee on Foreign

Investment in the U.S. (CFIUS)

☑

Accelerated timeline of run rate expense synergies:

☑

Deutsche Börse exchange offer cleared by BaFin on 2

May and launched on 4 May

Run-rate of expense synergies

15 February

Current

☑

F-4 declared effective by SEC on 3 May

Year 1

25%

30%

Year 2

50%

65%

Year 3

100%

100%

Deutsche Börse Aktiengesellschaft, Annual General Meeting, 12 May 2011

Deutsche Börse And NYSE Euronext –

Best Possible Combination In The Exchange Sector

proposal

Strategic

Compelling industrial logic, consistent

rationale &

with rapidly evolving financial markets

Mono-line businesses ignore market needs

Global reach and diversification across

Forced break-up of iconic structures

industrial logic

asset classes

Robust cash flows provide ability to invest in

Cash flow &

growth and return capital to shareholders

NASDAQ OMX dangerously over-levered

Excess leverage hinders ability to invest

credit profile

Strong balance sheet and firm investment

in growth and return capital to investors

grade rating

Fully diligenced

Highly speculative

Synergies

Short-term cost focus without growth strategy

Strong integration track record

Under-states expected dis-synergies

Likely to receive multiple uplift from

Significant tax leakage

Value creation

leading franchise and global reach

Excessive leverage limits ability to return

Track record of returning capital

capital to shareholders

Neither has ever paid dividends

Over €2 billion in incremental capital

Market structure

efficiencies to customers

Compromises Creates U. S. listings safety and monopoly integrity of

Facilitate global harmonization of regulation

implications

market structure

Strengthens U. S. and European financial centers

Regionally focused organizations

Insurmountable regulatory risk

Deal certainty

Signed definitive agreement

Complex break-up of NYSE Euronext

Significant progress already made

with significant execution risk.

High financial risk.

Deutsche Börse Aktiengesellschaft, Annual General Meeting, 12 May 2011

Deutsche Börse And NYSE Euronext –

Creating The Premier Global Exchange Group

Creates compelling global derivatives platform bringing

toge ther complementary products

Strategically

Largest capital raising venue in the world

compelling

Executive and

Leading post-trade, risk management, market data &

Supervisory

analytics, index and technology capabilities

Boards

recommend to

Deutsche Börse

Superior value creation through enhanced growth profile

shareholders

and significant synergies

to accept the

Financially

€400 million in full run-rate cost savings and at least

exchange offer!

attractive

€150 million revenue synergies expected

In

addition to the synergies the combination is expected

to

result in an expansion of earnings multiples

Deutsche Börse Aktiengesellschaft, Annual General Meeting, 12 May 2011

Disclaimer

ZUSÄTZLICHE INFORMATIONEN UND WO DIESE ZU FINDEN SIND

I m Zusammenhang mit dem angestrebten Unternehm enszusammenschluss der NYSE Euronext und der Deutsche Börse AG, hat die Alpha Beta Netherlands Holding N.V. (“Holding”) ein Registration Statement (Form F-4) bei der U.S. Securities and Exchange Commission (“SEC”) eingereicht, das die SEC am 3. Mai 2011 für wirksam erklärt hat. Das Registration Statement enthält (1) ein Proxy Statement von NYSE Euronext, das zugleich einen Prospekt für Holding darstellen wird, und (2) einen Angebotsprospekt von Holding, der zugleich im Zusamm enhang mit dem Angebot von Holding zum Erwerb der Aktien von U.S. Aktionären der Deutsche Börse AG verwendet wird. NYSE Euronext wird ihren Aktionären das endgültige Proxy Statement / den Prospekt (nach der Finalisierung) im Zusam menhang mit der Abstimmung über die Zustimmung zur Verschmelzung von NYSE Euronext und einer 100%-igen Tochter von Holding übersenden, und Holding wird den Prospekt den Aktionären von Deutsche Börse AG in den US A im Zusammenhang mit dem Angebot zum Erwerb aller außenstehenden Aktien der Deutsche Börse AG übermitteln. Holding hat außerdem eine Angebotsunterlage bei der Bundesanstalt für Finanzdienstleistungsaufsicht („BaFin”) eingereicht, deren Veröffentlichung von der BaFin gestattet wurde und die entsprechend den Vorschriften des W ertpapiererwerbs- und Übernahmegesetzes („WpÜG”) am 4. M ai 2011 veröffentlicht wurde.

Investoren und Inhaber von Wertpapieren werden gebeten, das endgültige Proxy Statement / den Prospekt, sobald dieser verfügbar ist, den Angebotsprospekt und die Angebotsunterlage bezüglich der angestrebten Transaktion zu lesen, weil hierin wichtige Informationen enthalten sein werden. Eine kostenlose Kopie des endgültigen Proxy Statement / des Prospektes, sobald dieser verfügbar ist, des Angebotsprospekts sowie weiterer Dokumente, die von NYSE Euronext und Holding bei der SEC eingereicht wurden, können Sie auf der W ebsite der SEC unter www.sec.gov erhalten. Das Proxy Statement / der Prospekt, sobald dieser verfügbar ist, sowie die weiteren Dokumente können ferner auf der Website von NYSE Euronext unter www.nyse.com kostenfrei abgerufen werden. Die Angebotsunterlage ist auf der Website der Holding unter www.global-exchange-operator.com verfügbar.

Dieses Dokument stellt weder ein Angebot zum Kauf noch eine Aufforderung zur Abgabe eines Angebots zum Verkauf von Aktien an Holding, Deutsche Börse AG oder NYSE Euronext dar. Die endgültigen Bedingungen und weitere das Übernahmeangebot betreffende Bestimmungen sind in der Angebotsunterlage, deren Veröffentlichung durch die BaFin gestattet worden ist, und in den bei der SEC eingereichten Dokumenten enthalten.

Wertpapiere werden ausschließlich mittels eines Prospekts angeboten, der den Anforderungen von Section 10 des U.S. Securities Act von 1933, in seiner geltenden Fassung, sowie anwendbaren Europäischen Vorschriften genügt. Vorbehaltlich bestimmter Ausnahmen und der gegebenenfalls von den jeweiligen Aufsichtsbehörden zu erteilenden Ausnahmegenehmigungen oder der Feststellung bestimmter Tatsachen, auch nicht durch die Nutzung des Postwegs oder durch andere Mittel oder Instrumente des inländischen oder internationalen Geschäftsverkehrs (u.a. Übertragung per Telefax, Telefon oder Internet) oder durch Einrichtungen einer ausländischen Wertpapierbörse, stellt dies kein direktes oder indirektes öffentliches Angebot in Rechtsordnungen dar, in der dies einen Verstoß gegen nationales Recht darstellen würde.

Diese Bekanntm achung und hiermit zusammenhängende Unterlagen stellen kein Angebot zum Erwerb von Stammaktien an Holding in Frankreich dar. Die maßgeblichen endgültigen Bedingungen der angestrebten Transaktion zum Zusammenschluss von Unternehmen werden in den Informationsdokumenten veröffentlicht, die Gegenstand der Prüfung durch die zuständigen Europäischen Börsenaufsichtsbehörden sind.

BETEILIGTE BEI DER EINWERBUNG VON STIMMRECHTEN

NYSE Euronext, Deutsche Börse AG und Holding, die Mitglieder von Vorstand und Aufsichtsrat, übrige Mitglieder der Geschäftsleitung sowie Arbeitnehmer dieser Gesellschaften können als Beteiligte bei der Einwerbung von Stimmrechtsvollmachten von Aktionären von NYSE Euronext bezüglich der angestrebten Transaktion zum Zusammenschluss von Unternehmen angesehen werden. Zusätzliche Informationen über die Interessen derart Beteiligter werden in dem Proxy Statement / dem Prospekt und in den weiteren Dokumenten, die bei der SEC eingereicht werden, enthalten sein, sobald diese Dokumente verfügbar sind.

ZUKUNFTSGERICHTETE AUSSAGEN

Dieses Dokum ent enthält in die Zukunft gerichtete Aussagen über NYSE Euronext, Deutsche Börse AG, Holding, die erweiterte Gruppe und andere Personen, die Ausführungen über die angestrebte Transaktion zum Zusammenschluss von Unternehmen, die Wahrscheinlichkeit, dass diese Transaktion zum Abschluss gebracht werden kann, die Auswirkungen der Transaktion auf die Geschäfte von NYSE Euronext oder Deutsche Börse AG, oder andere Ausführungen, die sich nicht auf historische Fakten beziehen, enthalten können. Solche zukunftsgerichteten Aussagen unterliegen stets Risiken und Ungewissheiten, da sie sich auf in der Zukunft liegende Ereignisse beziehen bzw. von Umständen abhängen, deren Eintritt ungewiss ist. Zukunftsgerichtete Aussagen stellen keine Zusicherung einer zukünftigen W ertentwicklung, der tatsächlichen Unternehmensergebnisse, Finanzlage oder Liquiditätslage dar, und die Entwicklung des Industriezweigs, in dem Deutsche Börse AG und NYSE Euronext tätig sind, kann wesentlich von der Darstellung oder der Andeutung in der zukunftsgerichteten Aussage auf dieser Internetseite abweichen. Die in die Zukunft gerichteten Aussagen treffen eine Aussage allein zum Zeitpunkt ihrer Abgabe. Vorbehaltlich zwingender gesetzlicher Regelungen werden Holding, Deutsche Börse AG und NYSE Euronext zukunftsgerichtete Aussagen – sei es auf Grund von neuen Informationen, zukünftigen Ereignissen oder aus anderem Grund –weder aktualisieren noch öffentlich korrigieren.